                                                        Page 1 of 19 pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 10)

                                  AMDURA CORPORATION
          -----------------------------------------------------------------
                                   (Name of Issuer)

                       Common Stock, par value $0.01 per share
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     023426-70-3
                         -----------------------------------
                                    (CUSIP Number)

                 Fredrik Nilert, Investor International (U.S.), Inc.
              15 West 54th Street, New York, NY 10019    (212) 957-3232
          -----------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 28, 1994
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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
                                     Schedule 13D
                                  (Amendment No. 10)
          CUSIP No. 023426-70-3                         Page 2 of 19 pages
          -----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON  Investor International (U.S.), Inc.
                                        -----------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-349-4581


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                    (b) [ ]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     NA
                                  --

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
                                                       --------

                NUMBER OF     7.  SOLE VOTING POWER                      0
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER                    0
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER                 0
                REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER               0


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         0
                                                                   -------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         0


          14.  TYPE OF REPORTING PERSON     CO
                                            --

                                     Schedule 13D
                                  (Amendment No. 10)
          CUSIP No. 023426-70-3                         Page 3 of 19 pages
          -----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON     Investor International AB
                                           -------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                    (b) [ ]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     OO
                                  --

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Sweden
                                                       ------

                NUMBER OF     7.  SOLE VOTING POWER                      0
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER            4,909,451
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER                 0
                REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER       4,909,451

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 4,909,451
                                                                -----------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     19.9%


          14.  TYPE OF REPORTING PERSON     CO
                                            --

                                     Schedule 13D
                                  (Amendment No. 10)
          CUSIP No. 023426-70-3                         Page 4 of 19 pages
          -----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON     Patricia AB
                                           -----------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                    (b) [ ]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     NA
                                  --

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Sweden
                                                       ------


                NUMBER OF     7.  SOLE VOTING POWER                       0
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER             4,909,451
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER                  0
                REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER        4,909,451


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 4,909,451
                                                                ----------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     19.9%


          14.  TYPE OF REPORTING PERSON     CO
                                            --

                                     Schedule 13D
                                  (Amendment No. 10)
          CUSIP No. 023426-70-3                         Page 5 of 19 pages
          -----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON     Investor AB
                                           -----------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                    (b) [ ]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     NA
                                  --

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Sweden
                                                       ------

                NUMBER OF     7.  SOLE VOTING POWER                      0
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER            4,909,451
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER                 0
                REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER       4,909,451


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 4,909,451
                                                                ----------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     19.9%

          14.  TYPE OF REPORTING PERSON     CO
                                            --

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                          Page 6 of 19 pages


               The Statement on Schedule 13D, as heretofore amended, is hereby further amended as follows:


          Item 1 of the Schedule 13D is restated in its entirety as follows:


          ITEM 1.  SECURITY AND ISSUER.

                    This Schedule relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of AMDURA
          Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 900 Main Street South, Southbury, CT 06488.


          Item 2 of the Schedule 13D is restated in its entirety as follows:


          ITEM 2.  IDENTITY AND BACKGROUND.

                    The names and addresses of the persons filing this Schedule are as follows:

                    Investor International (U.S.), Inc. ("IIUS") (formerly known as Patricia Investments, Inc.), a Delaware corporation, whose address is 15 West 54th Street, New York, New York 10019 and which is engaged in the business of investing in publicly and non-publicly traded equity and debt instruments;

                    Investor International AB ("IIAB"), a Swedish corporation, whose address is S-103 32, Stockholm, Sweden and which is engaged in the business of equity trading;

                    Patricia AB ("Patricia"), a Swedish corporation, whose address is S-103 32, Stockholm, Sweden and which is engaged in the business of long-term holding of equity securities; and

                    Investor AB ("Investor AB"), a publicly-held Swedish corporation, whose address is S-103 32, Stockholm, Sweden and which is engaged in the business of the long-term holding of equity securities.

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                          Page 7 of 19 pages



                    All of the issued and outstanding common stock of IIUS is owned by IIAB. All of the issued and outstanding common stock of IIAB is owned by Patricia. All of the issued and outstanding common stock of Patricia is owned by Investor AB. For purposes of this statement, IIUS, IIAB, Patricia and Investor AB shall be referred to collectively as the "Filing Persons".

                    None of the Filing Persons has, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    Certain information concerning the officers and directors of each of the Filing Persons is set forth on Annex I hereto.


          Item 3 of the Schedule 13D is amended and supplemented by the following:


          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    On December 28, 1994, IIUS transferred to IIAB all 4,909,451 shares of Common Stock of the Company beneficially owned by IIUS. Concurrently therewith, IIAB transferred funds to IIUS in the amount of $6,850,000, which represented the carrying value of the stock on the books of IIUS. Such funds were internally-generated by IIAB.


          Item 4 of the Schedule 13D is amended and supplemented by the following:


          ITEM 4.   PURPOSE OF THE TRANSACTION.

                    The purpose of the transfer of all of the shares of Common Stock of the Company beneficially owned by IIUS to IIAB was to effect the transfer of such shares from IIUS to IIAB in contemplation of a potential future restructuring of the business and affairs of IIUS.

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                          Page 8 of 19 pages



                    Except as described in this Item 4, the Filing Persons have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Filing Persons reserve the right in the future to adopt such plans or proposals, subject to applicable regulatory requirements, if any.


          Item 5 of the Schedule 13D is restated in its entirety as follows:


          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                    (a) As of the close of business on January 27, 1995, IIAB owned beneficially 4,909,451 shares of Common Stock of the Company, representing approximately 19.9% of the outstanding Common Stock of the Company.

                    Under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations thereunder, as a result of the stock ownership relationships described in Item 2 of this Schedule, Patricia and Investor AB may be deemed to beneficially own the 4,909,451 shares of Common Stock of the Company beneficially owned by IIAB over which they share, or may be deemed to share, the power to dispose of and vote such shares. However, the filing of this Schedule 13D shall not be construed as an admission that for the purposes of Section 13(d) of the Act, or otherwise, the Filing Persons are a "person" as defined by Section 13(d)(3) of the Act.

                    (b) IIAB, and by reason of the stock ownership relationships described in Item 2 of this Schedule 13D, Patricia and Investor AB may be deemed to have shared power to vote or to direct the vote, and to dispose or direct the disposition of the 4,909,451 shares of Common Stock of the Company beneficially owned by them.

                    (c) Except as disclosed in Item 3 above, none of the Filing Persons or to their knowledge, any of the persons listed in Annex I, has effected any transaction in the Common Stock of the Company during the sixty days prior to the date of this
          Schedule 13D, Amendment No. 10.

                    (e) On December 28, 1994, by virtue of the transaction described in Item 3 above, IIUS ceased to be the beneficial owner

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                          Page 9 of 19 pages



          of more than five percent of the shares of Common Stock of the Company.


          Item 6 of the Schedule 13D is amended and supplemented by the following:


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    In connection with the transaction described above in
          Item 3, IIUS and IIAB entered into an Assignment and Assumption Agreement dated January 17, 1995, pursuant to which IIUS assigned its rights under certain Registration Rights Agreements dated as of November 30, 1991 and December 23, 1992 between the Company and IIUS, and IIAB assumed IIUS's obligations under and agreed to be bound by such Agreements.


          Item 7 of the Schedule 13D is amended by adding thereto the following:


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    Exhibit 22. (a)     Power of Attorney of IIAB*
                    Exhibit 22. (b)     Power of Attorney of Patricia*
                    Exhibit 22. (c)     Power of Attorney of Investor AB*

                    Exhibit 23. Assignment and Assumption Agreement dated January 17, 1995 between IIUS and IIAB

          ____________________________________

          *  Incorporated by reference to the comparable Exhibit to the
          Schedule 13D concerning ownership of shares of Common Stock, par value of $0.40 per share, of Acceptance Insurance Companies, Inc. filed by IIUS, IIAB, Patricia and Investor AB on November 29, 1994.


          Annex I to the Schedule 13D is restated in its entirety as set forth in Annex I hereto.

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                         Page 10 of 19 pages




                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          January 27, 1995              Investor International (U.S.), Inc.



                                        By: /s/ Fredrik Nilert
                                            -------------------------------
                                            Fredrik Nilert
                                            Vice President and Chief
                                              Operating Officer

                                        Investor International AB
                                        Patricia AB
                                        Investor AB


                                             as to each


                                        By: /s/ Fredrik Nilert
                                            -------------------------------
                                            Fredrik Nilert
                                            Attorney-in-Fact

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                         Page 11 of 19 pages




                                       ANNEX I

               The following is a list of the executive officers and directors of IIUS:


                                        Present Principal Occupation
          Name and Position             and Business Address

          Peder Bonde                   Chairman of IIAB
            (Vice Chairman)             One Farragut Square South
                                        Suite 602
                                        Washington, D.C.  20006

          Claes Dahlback                President of Investor AB
            (Director and               S-103 32 Stockholm
             Chairman)                  Sweden

          Elbridge T. Gerry, Jr.        Partner of Brown Brothers
            (Director and               Harriman Co.
               Secretary)               59 Wall Street
                                        New York, New York 10005

          Anders Rydin                  Chief Financial Officer of
            (Director, President        Investor AB
               and Chief Executive      S-103 32 Stockholm
               Officer)                 Sweden

          Fredrik Nilert                Vice President and Chief Operating
            (Vice President and Chief   Officer of IIUS
               Operating Officer)       15 West 54th Street
                                        New York, New York  10019


               Messrs. Bonde, Dahlback and Rydin are citizens of Sweden. Messrs. Gerry and Nilert are citizens of the United States.

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                         Page 12 of 19 pages





               The following is a list of the executive officers and directors of IIAB:


                                        Present Principal Occupation
          Name and Position             and Business Address

          Peder Bonde                   Chairman of IIAB
            (Director and               One Farragut Square South
             Chairman)                  Suite 602
                                        Washington, D.C.  20016

          Claes Dahlback                President of Investor AB
            (Director)                  S-103 32 Stockholm
                                        Sweden

          Anders Rydin                  Chief Financial Officer of
            (Director and President)    Investor AB
                                        S-103 32 Stockholm
                                        Sweden

          Marcus Wallenberg             Executive Vice President of
            (Director)                  Investor AB
                                        S-103 32 Stockholm
                                        Sweden


               All of the above named individuals are citizens of Sweden.

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                         Page 13 of 19 pages





               The following is a list of the executive officers and directors of Patricia:

                                        Present Principal Occupation
          Name and Position             and Business Address

          Claes Dahlback                President of Investor AB
            (Director and Chairman)     S-103 32 Stockholm
                                        Sweden

          Anders Rydin                  Chief Financial Officer of
            (Director and President)    Investor AB
                                        S-103 32 Stockholm
                                        Sweden

          Marcus Wallenberg             Executive Vice President of
            (Director)                  Investor AB
                                        S-103 32 Stockholm
                                        Sweden


               All of the above named individuals are citizens of Sweden.

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                         Page 14 of 19 pages





               The following is a list of the executive officers and directors of Investor AB:

                                        Present Principal Occupation
          Name and Position             and Business Address

          Percy Barnevik                President and Chief Executive
            (Director)                  Officer of ABB Asea Brown Boveri
                                        Ltd. (electric power generation and
                                        transmission equipment)
                                        Affoltern Strasse 44
                                        CH-8050
                                        Zurich, Switzerland

          Erik Belfrage                 Senior Vice President of
            (Director)                  Skandinaviska Enskilda Banken
                                        Box 16067
                                        S-103 22 Stockholm
                                        Sweden

          Bo Berggren                   Chairman, Stora Kopparbergs
            (Director)                  Bergslags AB (forest products and
                                        paper company)
                                        S-791 80 Falun
                                        Sweden

          Jan Carlzon                   Jan Carlzon Management AB
            (Director)                  Box 7395
                                        S-103 91 Stockholm
                                        Sweden

          Claes Dahlback                President of Investor AB
            (Director                   S-103 32 Stockholm
             and President)             Sweden

          Hakan Mogren                  President and Chief Executive
            (Director)                  Officer of AB Astra
                                        (pharmaceutical company)
                                        S-152 85 Sodertalje
                                        Sweden

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                         Page 15 of 19 pages



                                        Present Principal Occupation
          Name and Position             and Business Address

          Mauritz Sahlin                President and Chief Executive
            (Director)                  Officer of Aktiebolaget SKF
                                        (manufacturer of bearings)
                                        S-415 50 Goteborg
                                        Sweden

          Anders Scharp                 Chairman and Chief Executive
            (Director)                  Officer of AB Electrolux (appliance
                                        manufacturer)
                                        Lilla Essingen
                                        S-105 45 Stockholm
                                        Sweden

          Tom Wachtmeister              Vice Chairman of Atlas Copco AB
            (Director)                  (manufacturer of compressors and
                                        mining equipment)
                                        S-103 32 Stockholm
                                        Sweden

          Marcus Wallenberg             Executive Vice President of
            (Director and Executive     Investor AB
             Vice President)            S-103 32 Stockholm
                                        Sweden

          Peter Wallenberg              Chairman of Investor AB
            (Director and               S-103 32 Stockholm
             Chairman)                  Sweden


               All of the above named individuals are citizens of Sweden.

                            SCHEDULE 13D, Amendment No. 10


          CUSIP NO. 023426-70-3                         Page 16 of 19 pages




               None of the foregoing officers and directors of any of the Filing Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.